Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 6, 2011

VIA EDGAR TRANSMISSION

Ms. Karen Rosotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525

Dear Ms. Rosotto:

The purpose of this letter is to respond to the oral comments you provided to me on November 16, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 8 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the New Path Global Tactical Fund (the “Fund”).  PEA No. 8 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on September 28, 2011, and will become effective on December 12, 2011.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.	Please confirm supplementally that the Acquired Fund Fees and Expenses displayed in the Fee Table were calculated pursuant to Instruction 3(f) of Item 3 of Form N-1A.

The Fund confirms supplementally that the Acquired Fund Fees and Expenses reflected in the Fee Table were estimated pursuant to Instruction 3(f) of Item 3 of Form N-1A.

2.	In the “Portfolio Turnover” section, please consider disclosing that the Fund is expected to have a portfolio turnover rate in excess of 100%.

The Fund respectfully declines to make the requested addition as such disclosure is not required by Instruction 5 of Item 3 of Form N-1A and the Fund includes such disclosure in its “Principal Investment Strategies” section.

3.
Because of the Fund’s use of “Global” in its name, please state within the “Principal Investment Strategies” section that the Fund will invest at least 40% of its net assets in foreign securities from at least 3 countries, not including the United States.

The Fund respectfully declines to make the suggested revision and will instead change its name to the “New Path Tactical Allocation Fund.”

4.	Within the second paragraph of the “Principal Investment Strategies” section, please consider defining “asset classes.”

The Fund responds by revising its disclosure to include the requested revision.

5.
Within the fifth paragraph of the “Principal Investment Strategies” section, please consider disclosing that to the extent the Fund utilizes temporary defensive cash positions; the Fund may not achieve its investment objective.

The Fund respectfully declines to make the requested addition as such disclosure is already stated within the section.

6.
Within the “Principal Risks” section, please consider whether investments in Real Estate Investment Trusts (“REITs”) are a principal investment strategy and, if so, please describe the risks of such investments.

The Fund responds by adding the requested disclosure.

7.	Within the “Principal Risks” section, please consider adding disclosure regarding the risk of daily compounding on ETF investments.

The Fund responds by adding the following disclosure:

Compounding Risk.  As a result of mathematical compounding and because most Underlying ETFs have a single day investment objective to track the performance of an index or a multiple thereof, the performance of an Underlying ETF for periods greater than a single day is likely to be either greater than or less than the index performance, before accounting for the Underlying ETF’s fees and expenses.  Compounding will cause longer term results to vary from the return of the index, particularly during periods of higher index volatility.

8.	Within the “Purchase and Sale of Fund Shares” section, please state that “Fund shares are redeemable.”

The Fund respectfully declines to make the requested revision as it would be duplicative of the language currently in the referenced section.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

9.	In the “Principal Investment Strategies” section, please consider including the tax consequences of high portfolio turnover.

The Fund respectfully declines to make the requested addition as the consequences of high portfolio turnover are included in the “Principal Risks of Investing in the Fund” section under the heading, “Portfolio Turnover Risk.”

10.
In the fourth paragraph of the “Principal Investment Strategies” section, the sentence regarding the Adviser’s intent “to invest in Underlying ETFs that correspond to one or more asset classes,” is confusing.  Please consider revising this sentence to make it more clear.

The Fund responds by revising the referenced sentence as follows:

The Underlying ETFs that the Adviser intends to invest in may hold equity securities (e.g. common and preferred stock) of small, medium and large domestic or foreign companies and fixed income securities such as government and corporate bonds issued by a variety of domestic and foreign entities.

Management of the Fund

11.
In the “Similarly Managed Account Performance” section, please consider clarifying that the “same strategy employed by the Adviser” includes all client accounts managed by the Adviser on a fully discretionary basis with substantially similar objectives, policies and investment strategies.

The Fund responds by revising its disclosure to include the requested clarification.

12.	In the “Similarly Managed Account Performance” section, please confirm supplementally that the performance of the Composite was computed net of all of the Composite’s actual fees and expenses.

The Fund confirms supplementally that the Composite returns are presented net of a model management fee equal to the highest fee charged by the Adviser and reflects the deduction of all transaction costs.  Custodial fees are excluded because any such fees were not paid to the Adviser.  See Association for Investment Management Research (December 18, 1996) (allows a model management fee equal to the highest fee charged to an account in the composite and requires the deduction of all transaction costs and all fees or charges paid to the adviser).

Shareholder Information

13.
Within the “How to Redeem Fund Shares” section, please consider clarifying that the applicable NAV is the NAV next determined after the Transfer Agent or an Authorized Intermediary receives a redemption request.

The Fund responds by revising the Fund’s disclosure as requested.

14.
Within the “How to Redeem Fund Shares” section regarding the Fund’s right to redeem an account, please consider revising the language describing the exception to an account balance less than $2,500 to remove redundancies.

The Fund has reviewed the referenced section and has deleted the redundancy so noted.

Statement of Additional Information

Cover Page

1.	Please correct the Fund’s name in the explanatory paragraph on the front cover.

The Fund has made the requested correction.

Investment Policies, Strategies and Associated Risks

2.
Within the “Diversification” section, please consider clarifying that with respect to 50% of the Fund’s total assets, the Fund will not hold more than 10% of the outstanding voting securities of a single issuer.

The Fund responds by clarifying the disclosure as requested.

3.	Within the “Investment Company Securities” section, please consider rephrasing the first paragraph as it seems to imply that the Board approves exemptive orders.

The Fund responds by revising the first paragraph as follows:

The Fund currently intends to limit its investments in Underlying Funds in accordance with the Investment Company Act of 1940, as amended, (the “1940 Act”) or with certain terms and conditions of applicable exemptive orders issued by the SEC if such terms and conditions are approved by the Board.

Fundamental and Non-Fundamental Investment Limitations

4.	In the first investment limitation, please consider clarifying that the exceptions in items (i) and (ii) are subject to the limitations on borrowing.

The Fund respectfully declines to make any revisions to its first fundamental investment limitation because such borrowing limitations are already referenced therein for item (i) and not applicable for item (ii).

Management of the Fund

5.
Within the “Board Leadership Structure” section, the fourth paragraph regarding the Nominating Committee; please confirm supplementally whether the Nominating Committee nominates candidates for Interested Trustee positions.

The Trust confirms supplementally that candidates for a position as an Interested Trustee are nominated by the Nominating Committee.  The Board considers the opinions and suggestions of all of its members in determining the composition of the Board.

6.
Within the “Board Leadership Structure” section, the sixth paragraph states that the Board’s Audit Committee and Nominating Committee “are appropriate means to address any potential conflicts of interest that may arise from the Chairman’s status as an Interested Trustee.” Please explain supplementally how the Committee structure accomplishes this.

The Trust responds by stating supplementally that such Committees have broad oversight responsibilities and are comprised solely of Independent Trustees.  In addition, the Chairman’s status as being unassociated with any investment adviser to the Trust mitigates potential conflicts of interest between the Trust’s interests and that of an adviser.  The Independent Trustees have engaged independent counsel to advise them on matters relating to their responsibilities in connection with the Trust, including their service on various Committees of the Trust.

Distribution of Fund Shares

7.	Please state that Quasar Distributors, LLC (“Quasar”) serves as the principal underwriter of the Fund.

The Fund respectfully declines to make the requested revision because the Fund includes such disclosure in the first sentence of the referenced section.

8.	Please include the disclosure required by Item 19 (g) of Form N-1A.

The Fund has added the following disclosure:

The Fund has adopted a distribution plan for Investor Class shares pursuant to Rule 12b-1 under the 1940 Act (the “12b-1 Plan”).  Under the 12b-1 Plan, the Fund pays a fee to the Distributor for distribution and/or shareholder services (“Distribution and Service Fees”) at an annual rate of 0.25% of the Fund’s average daily net asset value of Investor Class shares.  The 12b-1 Plan provides that the Distributor may use all or any portion of such Distribution and Service Fees to finance any activity that is principally intended to result in the sale of Fund shares, subject to the terms of the 12b-1 Plan, or to provide certain shareholder services.

The Distribution and Service Fees are payable to the Distributor regardless of the distribution-related expenses actually incurred.  Because the Distribution and Service Fees are not directly tied to expenses, the amount of distribution fees paid by Investor Class shares during any year may be more or less than actual expenses incurred pursuant to the 12b-1 Plan.  For this reason, this type of distribution fee arrangement is characterized by the staff of the SEC as a “compensation” plan.

The Distributor may use the Distribution and Service Fees to pay for services covered by the 12b-1 Plan including, but not limited to, advertising, compensating underwriters, dealers and selling personnel engaged in the distribution of Fund shares, the printing and mailing of prospectuses, statements of additional information and reports, the printing and mailing of sales literature pertaining to the Fund, and obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Fund may, from time to time, deem advisable.

The 12b-1 Plan provides that it will continue from year to year upon approval by the majority vote of the Board of Trustees, including a majority of the Independent Trustees cast in person at a meeting called for that purpose, provided that such trustees have made a determination that there is a reasonable likelihood that the 12b-1 Plan will benefit the Fund and its shareholders.  It is also required that the Independent Trustees, select and nominate all other trustees who are not “interested persons” of the Fund.  The 12b-1 Plan and any related agreements may not be amended to materially increase the amounts to be spent for distribution expenses without approval of shareholders holding a majority of the Fund shares outstanding.  All material amendments to the 12b-1 Plan or any related agreements must be approved by a vote of a majority of the Board of Trustees and the Independent Trustees, cast in person at a meeting called for the purpose of voting on any such amendment.

The 12b-1 Plan requires that the Distributor provide to the Board of Trustees, at least quarterly, a written report on the amounts and purpose of any payment made under the 12b-1 Plan.  The Distributor is also required to furnish the Board of Trustees with such other information as may reasonably be requested in order to enable the Board of Trustees to make an informed determination of whether the 12b-1 Plan should be continued.

As noted above, the 12b-1 Plan provides for the ability to use Fund assets to pay financial intermediaries (including those that sponsor mutual fund supermarkets), plan administrators and other service providers to finance any activity that is principally intended to result in the sale of Fund shares (distribution services) and for the provision of personal services to shareholders.  The payments made by the Fund to financial intermediaries are based primarily on the dollar amount of assets invested in the Fund through the financial intermediaries.  These financial intermediaries may pay a portion of the payments that they receive from the Fund to their investment professionals.  In addition to the ongoing asset-based fees paid to these financial intermediaries under the 12b-1 Plan, the Fund may, from time to time, make payments under the 12b-1 Plan that help defray the expenses incurred by these intermediaries for conducting training and educational meetings about various aspects of the Fund for their employees.  In addition, the Fund may make payments under the 12b-1 Plan for exhibition space and otherwise help defray the expenses these financial intermediaries incur in hosting client seminars where the Fund is discussed.

In addition, the Fund may participate in various “fund supermarkets” in which a mutual fund supermarket sponsor (usually a broker-dealer) offers many mutual funds to the sponsor’s customers without charging the customers a sales charge.  In connection with its participation in such platforms, the Distributor may use all or a portion of the Distribution Fee to pay one or more supermarket sponsors a negotiated fee for distributing the Fund’s shares.  In addition, in its discretion, the Adviser may pay additional fees to such intermediaries from its own assets.

*     *     *     *     *     *

We trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Angela Pingel at (414) 765-6121 at U.S. Bancorp Fund Services, LLC.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.